UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2005

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 5, 2005	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com

For immediate release

METHANEX ANNOUNCES 37.5% INCREASE IN QUARTERLY DIVIDEND AND NEW 5% SHARE BUY-BACK PROGRAM

May 5, 2005

Methanex Corporation is pleased to announce that its Board of Directors has approved a 37.5 percent increase in the Company’s quarterly dividend to shareholders, from US$0.08 per share to US$0.11 per share. The increased dividend will apply commencing with the dividend payable on June 30, 2005 to holders of common shares of record on June 16, 2005.

Bruce Aitken, President and CEO of Methanex commented, “We are pleased to have been able to increase our dividend for the third year in a row since its inception in 2002. The sustainability of our dividend payout has improved as a result of the addition of our fourth plant in Chile, which is currently in the commissioning phase. This plant will bring our total low cost production capacity to approximately 5.8 million tonnes per year and will improve our ability to generate cash throughout the methanol price cycle.”

In addition, the Company’s Board of Directors has also approved a new normal course issuer bid that will commence on the expiration of its existing normal course issuer bid. Under the new bid, the Company may repurchase up to 5,917,629 common shares of the Company representing not more than 5% of the total shares issued and outstanding. Under the existing bid, which expires on May 16, 2005, the Company has purchased 8,728,900 shares as of May 4, 2005. As of May 4, 2005, there were 118,352,592 Methanex common shares issued and outstanding.

Mr. Aitken stated, “The announcement of this new normal course issuer bid is consistent with our balanced approach to the utilization of cash and reflects our commitment to returning excess cash to shareholders. With over US $250 million of cash on hand at the end of the first quarter of 2005 and continued strong cash generation, we have the financial strength and flexibility to both maintain our leadership position in the methanol industry and return excess cash to shareholders.”

The normal course issuer bid repurchase program was filed and accepted by the Toronto Stock Exchange (TSX) today. The program will be carried out through the facilities of the TSX. Purchases under the program may commence on May 17, 2005 and will terminate on the earlier of May 16, 2006 and the date upon which the Company has acquired the maximum number of common shares permitted under the purchase program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.

Methanex believes that purchasing its shares under this normal course issuer bid is in the best interests of its shareholders and represents an effective use of the Company’s financial resources. Methanex intends to finance the purchase of common shares under the bid with cash on hand.

Methanex, based in Vancouver, is the world’s largest producer and marketer of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”

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For further information, contact:

Wendy Bach
Director, Investor Relations
Tel: 604-661-2600

Information in this news release may contain forward-looking statements. By their nature, such forwardlooking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include world-wide economic conditions, actions of competitors, the availability and cost of gas feedstock, the ability to implement business strategies and pursue business opportunities, conditions in the methanol and other industries including the supply and demand for methanol and the risks attendant with producing and marketing methanol, integrating acquisitions and realizing anticipated synergies and carrying out major capital expenditure projects. Please also refer to our publicly available documents filed from time to time with securities commissions.